UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant’s name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒            Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐            No:  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐            No:  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of Annual General Meeting of Shareholders of the Company

Atento S.A. (the “Company”) held its 2019 Annual General Meeting of Shareholders (the “Annual Meeting”) on May 31, 2019 at the office of Arendt & Medernach SA, 41A avenue JF Kennedy L-2082 Luxembourg. A total of 59,164,763 of the Company’s ordinary shares, representing approximately 79.6% of the ordinary shares outstanding and eligible to vote and constituting a quorum, were voted at the Annual Meeting.

The Company’s shareholders approved each of the items submitted for approval at the Annual Meeting, as follows:

•

Approval of the report of the Board of Directors in respect of the stand-alone and consolidated annual accounts of the Company as at December 31, 2018, with 59,091,675 votes in favor, 2,400 votes against and 70,688 abstentions.

•

Approval of the auditor’s report for the stand-alone and consolidated annual accounts of the Company as at December 31, 2018, with 59,091,875 votes in favor, 2,400 votes against and 70,488 abstentions.

•	Approval of the stand-alone and consolidated annual accounts of the Company as at December 31, 2018, with 59,091,675 votes in favor, 2,400 votes against and 70,688 abstentions.

•	Allocation of the results for the financial year 2018, with 59,161,664 votes in favor, 2,700 votes against and 399 abstentions.

•

Renewal of the mandate and re-election of the Class II director of the Company for the three year term ending at the Annual General Meeting of Shareholders in 2022, with 58,096,734 votes in favor, 1,035,065 votes against and 32,964 abstentions.

•

Ratification of the resignation of Mr. Francisco Tosta Valim as director of the Company and appointment of Mr. Antonio Viana as new Class III director, co-opted by the board of directors on July 26, 2018, with 59,101,538 votes in favor, 31,600 votes against and 31,625 abstentions.

•

Ratification of the resignations of Ms. Melissa Bethell and Mr. Devin O´Reilly as directors of the Company and appointment of Mr. David Danon and Mr. Charles Megaw as new Class III directors, co-opted by the board of directors on November 6, 2018, with 58,807,942 votes in favor, 324,056 votes against and 32,765 abstentions.

•

Ratification of the resignation of Ms. Marie Catherine Brunner as director of the Company and appointment of Mr. Vishal Jugdeb as new Class II director, co-opted by the board of directors on January 18, 2019, with 59,052,953 votes in favor, 80,185 votes against and 31,625 abstentions.

•

Ratification of the resignation of Mr. Alejandro Reynal as director of the Company as of February 28, 2019 and appointment of Mr. Carlos López-Abadía as new Class II director, co-opted by the board of directors as of January 28, 2019, with 59,051,184 votes in favor, 80,234 votes against and 33,345 abstentions.

•	Discharge of liabilities granted to the directors of the Company in respect of the financial year 2018, with 59,025,600 votes in favor, 37,424 votes against and 101,739 abstentions.

•	Renewal of the mandate of the independent auditor of the Company, with 59,100,525 votes in favor, 62,888 votes against and 1,350 abstentions.

•

Approval of fees and remuneration of members of the Board of Directors, serving as directors of the Company and members of the Company’s committees, for the financial year ended on December 31, 2018 and for the financial year which will end on December 31, 2019 and related power granted to the Board of Directors to allocate such amounts between the directors of the Company, with 59,050,006 votes in favor, 48,499 votes against and 66,258 abstentions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATENTO S.A.

/s/ Mauricio Montilha
Mauricio Montilha
Chief Financial Officer

Date: June 3, 2019